SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                           Trident Microsystems, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   895919108
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                                 (CUSIP Number)

        Elliot Press, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                        New York, NY 10022 (212) 940-8800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   895919108             SCHEDULE 13D                Page 2 of 12 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Cramer Rosenthal McGlynn, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                  7     SOLE VOTING POWER

                         1,205,400 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,205,400 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,205,400 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.13%
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14    TYPE OF REPORTING PERSON*

       IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   895919108             SCHEDULE 13D                Page 4 of 12 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Edward J. Rosenthal
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                  7     SOLE VOTING POWER

                         3,000 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                3,000 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .02%
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14    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   895919108             SCHEDULE 13D                Page 5 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gerald B. Cramer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                         15,000 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                15,000 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of Trident Microsystems, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2450 Walsh Avenue, Santa Clara, California 95051-1301.

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC"), Gerald Cramer, an individual and Edward J. Rosenthal, an individual. CRM LLC, Mr. Cramer and Mr. Rosenthal (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM LLC is a limited liability company that provides investment management services under the Investment Company Act of 1940, as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn, Inc. ("RCM Inc."), a New York corporation. The principal business address of CRM LLC is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is (212) 838-3830.

            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on
            Schedule I annexed hereto which is incorporated herein by reference.

            Gerald B. Cramer

            Mr. Cramer is principally employed as the Chairman of CRM LLC and CRM Inc. The principal business address of Mr. Cramer is 707

            Westchester Avenue, White Plains, New York 10604.

            Edward J. Rosenthal

            Mr. Rosenthal is principally employed as Vice Chairman of CRM LLC and Vice Chairman and a director of CRM Inc.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for CRM Inc. and CRM LLC was the personal funds or working capital of their clients or entities they control. The source of funds for Gerald B. Cramer and Edward J. Rosenthal was personal funds. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            The total cost of the reported shares of Common Stock beneficially owned by CRM Inc. and CRM LLC, including those of their clients and entities they control, is $10,154,069. The cost of the reported shares of Common Stock beneficially owned by Mr. Cramer is $130,825. The cost of the reported securities beneficially owned by Mr. Rosenthal is $26,175.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. The Reporting Persons note that the Company has reported losses for nine consecutive quarters and that the Company's stock during the last several months has traded at approximately half of its 1992 initial public offering price. The Reporting Persons note further that the per share value of the Company's cash and investment assets alone, without taking into account the core operating assets of the Company, exceed the current market price of shares of the Company's Common Stock. These facts lead the Reporting Persons to believe that significant changes are required in management's approach to maximizing shareholder value. The Reporting Persons believe that management must consider all available means of increasing shareholder value, including soliciting and considering offers from third parties with respect to strategic transactions involving the Company or a sale of the Company or its assets.

            In that regard, the Reporting Persons intend to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to such third party transactions. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses
            (a)-(j) of Item 4 of the Form of Schedule 13D, as the Reporting Persons determine to be in their best interest.

Item 5.     Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 13,200,454 shares of Common Stock of the Company outstanding, as reported in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999.

            As investment manager for various investment partnerships and limited liability companies (the "Advisory Clients"), CRM LLC may be deemed to beneficially own the aggregate 1,205,400 shares held by the Advisory Clients. Such shares represent approximately 9.13% of the outstanding Common Stock of the Company.

            Gerald B. Cramer beneficially owns 15,000 shares of the Company's Common Stock representing approximately .11% of the outstanding Common Stock of the Company.

            Edward J. Rosenthal beneficially owns 3,000 shares of the Company's Common Stock representing approximately .02% of the outstanding Common Stock of the Company. Mr. Rosenthal holds all such shares in a retirement plan.

            (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients. Each of Gerald B. Cramer and Edward J. Rosenthal possesses the sole power to vote and dispose of the shares of Common Stock reported herein as being beneficially owned by each such individual, respectively.

            (c) Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by CRM LLC and for the Advisory Clients within the last 60 days. All such transactions were purchases effected on the open market.

                             Number of             Price per
                               Shares                Share                Date
                              -------               --------            --------
                               38,100               $   8.61             8/23/99
                                3,000               $   8.73             9/24/99
                               26,800               $   8.47            10/22/99
                               14,200               $   8.55            10/22/99
                                1,200               $   8.40            10/22/99
                              383,200               $   8.38            10/26/99
                               14,300               $   8.41            10/26/99
                                9,100               $   8.59            10/26/99
                               11,200               $   8.42            10/26/99
                                5,900               $   8.44            10/26/99
                               37,700               $   8.45            10/26/99
                              120,900               $   8.43            10/26/99
                                4,300               $   8.43            10/26/99
                              167,500               $   8.43            10/26/99
                                5,800               $   8.44            10/26/99
                               22,300               $   8.44            10/26/99
                               18,400               $   8.46            10/26/99
                                6,300               $   8.44            10/26/99
                               20,500               $   8.45            10/26/99
                               38,600               $   8.43            10/26/99
                               39,500               $   8.43            10/26/99
                               44,200               $   8.43            10/26/99
                               26,100               $   8.43            10/26/99
                               20,700               $   8.44            10/26/99
                               17,500               $   8.43            10/26/99
                                5,900               $   8.44            10/26/99
                              105,200               $   8.42            10/26/99

            In addition, on September 24, 1999 (i) Mr. Cramer purchased 15,000 shares of the Company's Common Stock on the open market for a price per share of $8.72 and (ii) Mr. Rosenthal purchased (through his retirement plan), 3,000 shares of the Company's Common Stock on the open market for a price per share of $8.73.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

            None.

Item 7.     Material to be Filed as Exhibits

            None.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1999

                                            CRAMER ROSENTHAL MCGLYNN, LLC

                                            By: /s/ Michael Morrone
                                               ---------------------------
                                            Name: Michael Morrone
                                            Title: Director of Operations


                                            CRAMER ROSENTHAL MCGLYNN, INC.

                                            By: /s/ Michael Morrone
                                               ---------------------------
                                            Name: Michael Morrone
                                            Title: Director of Operations

                                            /s/ Gerald B. Cramer
                                            -------------------------------
                                            Gerald B. Cramer

                                            /s/ Edward J. Rosenthal
                                            -------------------------------
                                            Edward J. Rosenthal

                                   Schedule I

                        Executive Officers and Directors

CRAMER ROSENTHAL MCGLYNN, LLC

      The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                       Present Principal
Name                                   Occupation and Employment

Gerald B. Cramer                       Chairman and a Manager

Ronald H. McGlynn                      President and CEO and a Manager

Edward J. Rosenthal                    Vice Chairman

Jay B. Abramson                        Executive Vice President
                                       and a Manager

Fred M. Filoon                         Senior Vice President

Eugene A. Trainor III                  Executive Vice President and Chief
                                       Operating Officer

Ted T. Cecala                          Manager

CRAMER ROSENTHAL MCGLYNN, INC.

      The name and present principal occupation or employment of each of the executive officers and directors of CRM, Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                       Present Principal
Name                                   Occupation and Employment

Gerald B. Cramer                       Chairman and a Director

Ronald H. McGlynn                      President and CEO and a Director

Edward J. Rosenthal                    Vice Chairman and a Director

Jay B. Abramson                        Executive Vice President
                                       and a Director

Fred M. Filoon                         Senior Vice President and a
                                       Director

Eugene A. Trainor III                  Executive Vice President and Chief
                                       Operating Officer and a Director